Exhibit 99.1

MMA.inc Co-Founder John Kavanagh and Investor Conor McGregor Join President Trump’s Inauguration as MMA Takes Center Stage

MMA’s most influential figures including Dana White and Joe Rogan prominently featured at the inauguration underscores MMA’s rising status as a global force in sports and popular culture

New York, NY – January 24, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA.inc” or the “Company”), a leading technology company building the commercial and cultural epicenter for the mixed martial arts (MMA) and combat sports industry, is proud to announce the participation of its co-founder John Kavanagh and MMA.inc investor Conor McGregor at the 56th presidential inauguration of Donald Trump in Washington, DC.

MMA and its influential figures were prominently featured among the nation’s biggest cultural moments as Kavanagh and McGregor joined other luminaries in celebrating a historic day for America. Their presence underscores MMA’s rising status as a global force, both in sports and in popular culture.

In a surprising twist, Conor McGregor was spotted traveling to the inauguration alongside social media and combat sports stars Logan and Jake Paul. Social media posts captured the trio sharing some smiles, with a post from Jake Paul featured a light-hearted caption, “Inauguration going great,” with McGregor seated between the Paul brothers. Other notable attendees included UFC President Dana White and iconic commentator and podcaster Joe Rogan, emphasizing the widespread appeal of MMA’s most prominent figures.

This moment reflects the unprecedented growth of MMA as a mainstream sport, with MMA.inc poised to capitalize on this momentum. With the recent acquisition of BJJLink, MMA.inc is furthering its mission to create a one-stop-shop for mixed martial arts, connecting over 700 million fans and participants worldwide.

MMA.inc CEO and founder Nick Langton commented “The presence of MMA’s most influential figures at such a historic event underscores the sport’s evolution into a global cultural phenomenon. Mixed martial arts has transcended its roots, becoming a sporting and cultural phenomenon, inspiring millions worldwide. At MMA.inc, we are proud to be at the forefront of this transformation, creating the ecosystem to connect fans, athletes and the broader community as we usher in a new era for the sport.”

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (MMA.inc) is revolutionizing the MMA industry by fostering increased participation and engagement across fans, athletes, coaches, and gym owners. The Company operates four core business units to unify and empower the global MMA community:

●	TrainAlta: A platform partnering with gyms and coaches to deliver consumer products that turn MMA fans into active participants.

●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.

●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.

●	BJJLink: A leading gym management platform tailored to jiu-jitsu academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, and 18,000 gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created across the MMA.inc platform. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain

Mixed Martial Arts Group Limited

E: peter@mma.inc

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